COUPON BEARING NOTES	Filed Pursuant to Rule 433 Registration Statement No. 333-171806

Investments that provide periodic fixed interest payments with downside risk below a threshold

Coupon Bearing Notes Linked to the Common Stock of MetLife, Inc.
Interest	6.50% per annum, paid quarterly
Payment at Maturity
For each unit, $10 plus:
-   If the ending value of the Underlying Stock is equal to or above the Threshold Value, a return equal to 0.00% over the original offering price
-   If the ending value of the Underlying Stock decreases below the Threshold Value, a negative return on the original offering price equal to the percentage of such decrease, with up to [95% - 99%] of principal at risk

Investment Considerations
This investment is designed for investors who anticipate that the value of the Underlying Stock on the valuation date will be equal to or above the Threshold Value, are willing to forgo participation in possible increases in the value of the Underlying Stock in exchange for earning fixed interest payments, and are willing to take downside risk below the Threshold Value.

Underlying Stock	Common Stock of MetLife, Inc. (NYSE symbol: “MET”)
Threshold Value	[95% - 99%] of the starting value of the Underlying Stock, to be determined on the pricing date
Issuer	Royal Bank of Canada (“RBC”)
Term	Approximately one year
Listing	No
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/1000275/000121465913000342/c124131fwp.htm

You should read the relevant Preliminary Offering Documents before you invest.
Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•	Your investment may result in a loss; there is no guaranteed return of principal.
•	You will not receive your principal at maturity unless the ending value of the Underlying Stock is equal to or above the Threshold Value on a valuation date shortly before maturity.
•	Your return, if any, is limited to the periodic interest payments.
•	If you attempt to sell the notes prior to maturity, the price you receive may be less than the Original Offering Price.
•
You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

•	Any payments due on the notes are subject to the credit risk of RBC. If RBC is unable to make payments on its obligations, you may lose all or substantially all of your investment.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents
for complete product disclosure, including related risks and tax disclosure.

RBC has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that we have filed with the SEC, for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-866-500-5408.